UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL EVENT

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

SECURITIES’ REGISTRY No 007

Santiago, January 19th, 2022

Mr.

Joaquín Cortes Huerta

President

Financial Market Commission

Avenida Libertador Bernardo O´Higgins N° 1449

Santiago

Dear Sirs,

Pursuant to the provisions of Article 9 and section two of Article 10 of the Securities Market Law No. 18,045, and General Rule No. 30 and Circular No. 1,072 of May 14, 1992 (the "Circular No. 1,072"), both of the Financial Market Commission (the "CMF"), on behalf of the Board of Directors and being specially empowered to do so, I hereby inform you of the following material fact with respect to Compañía Cervecerías Unidas S.A. (the "Company"):

On this date, the Company has issued and placed in the international markets Notes in the amount of
USD 600,000,000 (six hundred million United States dollars), subject to Rule 144A and Regulation S of the U.S. Securities Act of 1933.

To that end, on January 13, 2022, the Company entered into a Purchase Agreement with BofA Securities, Inc, Citigroup Global Markets Inc, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as Initial Purchasers, in which the terms and conditions of the issuance and placement of the Notes were agreed. On the date hereof, the Company entered into an Indenture agreement with Citibank, N.A., as trustee, registrar, transfer agent and paying agent, for the issuance of the aforementioned Notes.

Pursuant to applicable regulations, the Notes will not be registered with the U.S. Securities and Exchange Commission ("SEC") or the CMF and, consequently, will not be publicly offered in the United States of America or the Republic of Chile.

In this regard, and in order to comply with the above-mentioned regulations, the following documents are attached:

1. Material Event Form, corresponding to the Annex of Circular No. 1,072; and

2. Summary in Spanish that describes the main terms of the issuance described above.

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Likewise, and in order to comply with the requirements of Circular No. 1,072, the following documents are submitted separately to the CMF on this same date:

1. Copy of Rule 144A of the U.S. Securities Act of 1933, which establishes in its Section (d)(4) information obligations of the issuer;

2. Copy of the Purchase Agreement; and

3. Copy of the Indenture.

A copy of certificated Notes is not attached, since the bonds are being issued in registered form.

We remain at your disposal to clarify or complement any information you may deem necessary.

Sincerely,

Felipe Dubernet Azócar

Chief Financial Officer

Compañía Cervecerías Unidas S.A.

c.c.:        Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

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MATERIAL EVENT FORM

PLACEMENT OF FOREING NOTES

1.0	IDENTIFICATION OF THE COMPANY

1.1. Company Name	Compañía Cervecerías Unidas S.A.
1.2. Commercial Name	CCU and C.C.U.
1.3. R.U.T.	90.413.000 – 1
1.4. Securities Register No.	0007 dated May 5, 1982.
1.5. Address	Av. Vitacura 2670, piso 23, comuna de Las Condes, Región Metropolitana, Santiago, Chile.
1.6. Phone	56 2 2427 3000
1.7. Activities and Business

Compañía Cervecerías Unidas S.A., through its subsidiaries and affiliates (hereinafter together "CCU"), is a regional multi-category beverage company, with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. In Chile, CCU is one of the largest players in each one of the beverage categories in which it participates, including beer, soft drinks, mineral and bottled water, juice, wine and pisco, among others.

In South America, it is the second largest brewer in Argentina and also participates in the cider, spirits and wine industries; in Uruguay and Paraguay it operates in the beer, mineral and bottled water, soft drinks, wine and juice categories; in Bolivia it participates in the beer, bottled water, soft drinks, juice and malt beverage industries; in Colombia it participates in the beer and malt beverage industry.

2.0	THIS COMMUNICATION IS MADE UNDER THE PROVISIONS SET FORTH IN ARTICLE 9 AND SECTION 2 OF ARTICLE 10 OF LAW No. 18,045, AND IT IS ABOUT A MATERIAL FACT REGARDING THE COMPANY, ITS BUSINESSES, ITS PUBLICLY OFFERED SECURITIES AND/ OR THEIR OFFER, AS APPLICABLE.

3.0	TERMS OF THE ISSUE

3.1. Currency	Dollars of the United States of America.
3.2. Total issuance	USD 600,000,000
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3.3. Holder/to the order of

The Notes will be issued in the form of one or more global notes without coupons. Notes sold in reliance on Rule 144A will be deposited with Citibank, N.A. as Trustee and custodian for the Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, and the Notes to be sold outside the United States in reliance on Regulation S will be deposited with the Trustee as custodian for DTC, or its nominee for the accounts its direct or indirect participants , including Euroclear Bank S.A./N.V. as operator of of Euroclear System, and and Clearstream Banking, société anonyme.

3.4. Series	1
3.4.1. Original Amount of the Series	USD 600,000,000
3.4.2. No. of Notes	N/A
3.4.3. Nominal value of Notes	The Notes will be issued in minimum denominations of US$150,000 and integral multiples of US$1,000 in excess thereof.
3.4.4. Adjustment Type	N/A
3.4.5. Interest rate	3.350%
3.4.6. Issue Date	January 19, 2022
3.4.7. Amortization Table

Interest Payment No.	Principal Payment No.	Date	Interest Amount (USD)	Principal Amount (USD)	Payment Total (USD)	Aggregate Principal Amount Balance (USD)
1.	-	19-07-2022	10,050,000	0	10,050,000	600,000,000
2.	-	19-01-2023	10,050,000	0	10,050,000	600,000,000
3.	-	19-07-2023	10,050,000	0	10,050,000	600,000,000
4.	-	19-01-2024	10,050,000	0	10,050,000	600,000,000
5.	-	19-07-2024	10,050,000	0	10,050,000	600,000,000
6.	-	19-01-2025	10,050,000	0	10,050,000	600,000,000
7.	-	19-07-2025	10,050,000	0	10,050,000	600,000,000
8.	-	19-01-2026	10,050,000	0	10,050,000	600,000,000
9.	-	19-07-2026	10,050,000	0	10,050,000	600,000,000
10.	-	19-01-2027	10,050,000	0	10,050,000	600,000,000
11.	-	19-07-2027	10,050,000	0	10,050,000	600,000,000
12.	-	19-01-2028	10,050,000	0	10,050,000	600,000,000
13.	-	19-07-2028	10,050,000	0	10,050,000	600,000,000
14.	-	19-01-2029	10,050,000	0	10,050,000	600,000,000
15.	-	19-07-2029	10,050,000	0	10,050,000	600,000,000
16.	-	19-01-2030	10,050,000	0	10,050,000	600,000,000
17.	-	19-07-2030	10,050,000	0	10,050,000	600,000,000
18.	-	19-01-2031	10,050,000	0	10,050,000	600,000,000
19.	-	19-07-2031	10,050,000	0	10,050,000	600,000,000
20.	1	19-01-2032	10,050,000	600,000,000	610,050,000	0
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3.5. Guarantees
3.5.1. Type and Amount of Guarantees	N/A
3.6. Extraordinary Redemption
3.6.1. Procedures and Dates

Subject to the terms of the Indenture, the issuer may redeem them in accordance with the following:

(1) Make-whole Redemption: Prior to October 19, 2031 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a)             (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (considering the Par Call Date as the maturity date of the Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate for applicable United States treasury notes plus 25 basis points less (ii) interest accrued to the date of redemption, and

(b)    100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

(2) Par Call Redemption: On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

(3) Tax Redemption: The Notes may be redeemed, in whole but not in part, at the Issuer’s option, at a redemption price equal to 100% of the outstanding principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date and any Additional Amounts, if: (i) as a result of any change to the tax laws of a Relevant Jurisdiction, the Issuer has or will become obligated to pay Additional Amounts in respect of interest received on the Notes at a rate of withholding or deduction in excess of 4.0%, and (ii) such change occurs on or after the date of the Indenture, and such obligation cannot be avoided by the Issuer.

4.0	OFFER:

5.0	PLACEMENT COUNTRY
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5.1. Name	Notes sold to the Initial Purchasers in the United States of America.
5.2. Standards for approval of Transaction	Private placement pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933.
6.0	INFORMATION TO BE PROVIDED

6.1.       To future Noteholders:

To the extent the Issuer shall not have notified the Trustee in writing that the same has been or will be made publicly available by filing with the U.S. Securities and Exchange Commission or on the Issuer’s website, the Issuer will furnish (or in lieu of furnishing, make accessible electronically with written notice to the Trustee) to the Trustee:

(1)	as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Issuer, copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year, in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants; and

(2)	as soon as they are available, but in any event within 75 calendar days after the end of each of the first and third fiscal quarters of each fiscal year of the Issuer, and within 90 calendar days after the end of the second fiscal quarter of each fiscal year of the Issuer, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period, in English, prepared on a basis consistent with the audited financial statements of the Issuer and in accordance with IFRS.

In case the Issuer is not subject to Section 13 or 15(d) of the U.S. Securities Exchange Act or exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, the Issuer will make available, upon request, to any Holder of the Notes and any prospective purchaser of Notes designated by any Holder, the information required pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an officer’s certificate).

6.2.       To future representatives of the Noteholders:

See references of providing information in Section 6.1 below.

7.0	INDENTURE

7.1.       General terms:

Indenture, dated as of January 19, 2022, between Compañía Cervecerías Unidas S.A., (Issuer), and Citibank, N.A., as Trustee, Registrar, Transfer Agent and Paying Agent, subject to which the Notes were issued and placed in foreign markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, for an amount of USD 600,000,000, at an interest rate of 3.350% per annum and due in 2032.

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7.2.       Rights and obligations of Holders of the Notes:

The Notes of Compañía Cervecerías Unidas S.A. constitute direct, unconditional, unsecured and unsubordinated obligations of the issuing company. Holders have the rights and obligations set forth in the issuance documents, such as the Indenture. In addition, holders may declare all principal and interest due and payable, in the cases and in accordance with the procedures set forth in the Indenture, and have the other rights and obligations established in the Indenture.

8.0	IMPORTANT ADDITIONAL INFORMATION

The Notes have not been registered (and the Issuer does not intend to register them) in the United States of America under the U.S. Securities Act of 1933, as amended, and therefore may only be sold to certain qualified institutional buyers pursuant to Rule 144A under the Securities Act and/or to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. In addition, the Notes have not been and will not be registered with the Chilean Financial Market Commission ("CMF") and, accordingly, will not be offered or sold, directly or indirectly, by means of a "public offering of securities" pursuant to Law No. 18,045 and the regulations of the CMF.

The agreement also contains certain covenants to which the Issuer has committed.

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SUMMARY

CROSS-BORDER ISSUANCE OF senior Notes

Compañía Cervecerías Unidas S.A.

The following is a brief summary of certain terms of Compañía Cervcerías Unidas S.A. Senior Notes issuance pursuant to the exemptions from registration of Rule 144A and Regulation S of the US Security Act of the United States of America of 1993.

Issuer	Compañía Cervecerías Unidas S.A. (the “Issuer”)
Securities Offered	US$600,000,000 aggregate principal amount of 3.350% senior notes due 2032.
Interest Rate and Payment Dates	3.350% per annum, payable semi-annually in arrears on January 19 and July 19 of each year, commencing on July 19, 2022.
Maturity Date	January 19, 2032.
Issuer Price	99.874%, plus accrued interest, if any.
Indenture	The Notes will be issued pursuant to an indenture to be dated as of January 19, 2022 (the “Indenture”), by and between Citibank, N.A., as trustee, registrar, transfer agent and paying agent , and the Company.
Ranking

The Notes will be unsecured and unsubordinated obligations and will, at all times, rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness (except for obligations preferred by operation of Chilean law, including labor and tax claims). The Notes will be effectively subordinated to secured debt to the extent of the assets securing such debt. In addition, the Notes will be structurally subordinated to all existing and future unsecured and unsubordinated debt and other liabilities (including trade payables) of our subsidiaries.

As of September 30, 2021, the Issuer had CLP 355,280 million (equivalent to US$438 million) aggregate principal amount of indebtedness outstanding that ranked pari passu in right of payment with the Notes, with no secured indebtedness. As of September 30, 2021, our subsidiaries had CLP 146,379 million (equivalent to US$335 million) of indebtedness outstanding.

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Optional Redemption

The Notes are redeemable at the Issuer’s option, as follows:

(1) Make-Whole Redemption: Prior to October 19, 2031 (three months prior to the Maturity Date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(a) (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (ii) interest accrued to the Redemption Date, and (b) 100% of the principal amount of the Notes to be redeemed. In either case, plus accrued and unpaid interest thereon to the Redemption Date.

(2) Par Call Redemption: On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Optional Tax Redemption	The Company may redeem the Notes at its option, in whole but not in part, at any time at the principal amount thereof, plus accrued and unpaid interest, if any, and any Additional Amounts due thereon, if (a) the tax laws imposed by Chile or any other Relevant Jurisdiction change in certain respects and impose withholding tax on interest payments on the Notes at a rate in excess of 4%, and (b) such changes occur after the date of the Indenture and such obligation cannot be avoided by the Issuer, taking reasonable measures available to it.
Covenants

The Indenture contains covenants applicable to the Issuer and certain of its Significant Subsidiaries including, among other things:

• limitation on liens;

• limitation on sale and leaseback transactions;

• consolidation, merger, sale or conveyance; and

• reporting requirements.

These covenants are subject to important exceptions and qualifications.

2

Events of Default

The issue contemplates certain events of default (Events of Default); the occurrence of an Event of Default may entail the acceleration of the Notes and the exercise of other rights, subject to (i) certain limitations and agreed-upon cures and cure periods, (ii) the procedures set forth in the Indenture, and (iii) in any case, subject to the insolvency financial protection rules contemplated in Law No. 20,720 (Law of Reorganization and Liquidation of Companies and Individuals). The following are Events of Default under the Notes:

a)                the Company defaults in the payment of any principal of the Notes, when due and payable;

b)               the Company defaults in the payment of any interest or any Additional Amount when due and payable on any Note and the continuance of such default for a period of 30 days;

c)                the Company fails to perform or observe any other covenant or agreement in the Notes and such default continues for more than 90 days after written notice of such default has been given to the Issuer by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

d)               a default in the payment of the principal of, or interest on, Indebtedness of the Company or any of its Significant Subsidiaries, other than the Notes, in an aggregate principal amount exceeding US$150,000,000, if such default shall continue for more than the period of grace;

e)                one or more final and non-appealable judgments or decrees rendered for the payment of money having an aggregate principal amount exceeding US$150,000,000 against the Company or any Significant Subsidiary and are not paid, as long as such judgment or decree is not dismissed or discharged within the periods set forth in the Indenture;

f)                a final decree or order by a court having jurisdiction has been entered adjudging the Company or any of its Significant Subsidiaries as bankrupt or insolvent; or a final decree or order of a court having jurisdiction has been entered for the appointment of a receiver or liquidator or for the liquidation or dissolution of the Company or any of its Significant Subsidiaries pursuant to bankruptcy or insolvency laws (other than insolvency financial protection (protección financiera concursal)) and such decree or order is not stayed or lifted within the periods set forth in the Indenture;

g)                the Company or any of its Significant Subsidiaries institutes any proceeding to be adjudicated as voluntary bankrupt or reorganization, or consents to the filing of a bankruptcy or reorganization proceeding against it, or the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or its property (other than insolvency financial protection (protección financiera concursal)).

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Additional Amounts	Payments of interest in respect of the Notes made by the Company to foreign holders will generally be subject to Chilean interest withholding tax at a rate of 4%. Subject to certain exceptions, the Company will pay such Additional Amounts as may be necessary so that the net amount received by the holders of the Notes after withholding or deduction for or on account of any Chilean taxes, or any taxes imposed by any other jurisdiction from or through which we make any payment in respect of the Notes, will not be less than the amount that would have been received in the absence of such withholding or deduction.
Use of Proceeds	The Company estimates that the gross proceeds from the offering of the Notes will be approximately US$599,244,000, before deducting the Initial Purchasers’ discounts and estimated offering expenses. The Company intends to use the net proceeds from this offering for general corporate purposes.
Book Entry; Form and Denominations	The Notes will be issued in the form of one or more global notes without coupons, registered in the name of a nominee of The Depository Trust Company, as depositary for the accounts of its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V. The Notes will be issued in minimum denominations of US$150,000 and integral multiples of US$1,000 in excess thereof. The Notes will not be issued in definitive form except under certain limited circumstances described in the Offering Memorandum.
Transfer Restrictions

The Notes have not been registered and the Issuer does not intend to register them with the U.S. Securities and Exchange Commission ("SEC") under the U.S. Securities Act of 1933, as amended, and are subject to restrictions on transfer and resale.

The Notes have not been and will not be registered with or approved by the Comisión de Mercados Financieros (CMF). Accordingly, the Notes cannot and will not be offered or sold, directly or indirectly, in a public offering under Chilean law No. 18,045 and regulations of the CMF.

Governing Law	The Indenture and the Notes will be governed by, and will be construed in accordance with, the laws of the State of New York.
Risk Factors	An investment in the Notes involves risks.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: January 19, 2022